UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 13, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

Press Release
Offshore Systems International Ltd.
TSX:OSI | OTCBB:OFSYF
For Immediate Release
OSI Reports 2006 First Quarter Financial Results
•	Reiterates Revenue Guidance of $28 million to $32 million for 2006
Vancouver, Canada, April 11, 2006 — Offshore Systems International Ltd. (TSX: OSI; OTCBB: OFSYF) (OSI) today announced its financial results for the first fiscal quarter ended February 28, 2006, reported in Canadian dollars and in accordance with U.S. GAAP. This is the company’s first earnings report to include the acquisition of CHI Systems Inc., completed December 14, 2005, which now constitutes the company’s U.S. Systems Operations.
For the first quarter of 2006, OSI reported revenue of $4.2 million, up from $2.3 million for the same quarter in 2005. The 87 percent increase includes $2.1 million in land and air systems revenue gained through the company’s recent U.S. acquisition and higher mapping revenue. Marine systems revenue declined 24 percent due to the timing of contract awards and the delivery of existing contracts.
For the first quarter of 2006, the company reported a net loss of $1.5 million or $0.05 per share compared to a net loss of $219,591 or $0.01 per share for the same quarter in 2005. The larger net loss in the first quarter of 2006 was attributable to both lower gross profit percentage and higher operating expenses when compared to the first quarter of 2005. The decline in gross profit percentage was due to product mix influenced by a reduction in software revenue compared to the prior year’s quarter and the addition of lower margin revenue generated in the company’s recently acquired operations. Higher operating expenses are attributed to the addition of costs from the company’s acquired operations, new product launch activities, an increase in staff to support the company’s growth plans, and a negative foreign exchange impact.
“During the quarter, we remained focused on the implementation of our U.S. market access strategy,” said Ken Kirkpatrick, president and chief executive officer of OSI. “Looking forward, we expect to expand upon the sales from the U.S. businesses recently acquired in addition to driving greater growth in our marine systems business. We have set clear goals for this year and are confident in our strategy to strengthen OSI and accelerate growth.”
Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release
First Quarter Highlights
•	Acquired CHI Systems Inc, a key technology supplier for the U.S. Department of Defense, for $10.3 million in a combination of cash and stock.

•	Secured land and air systems contracts totaling approximately $1.7 million with the U.S. Air Force and U.S. Army.

•	Secured marine systems contracts totaling approximately $950,000 with the Royal Australian Navy and Canadian Navy.

•	Gained new mapping business of approximately $4.5 million, including a prime mapping contract of $3.0 million by Washoe County, Nevada.

•	Announced installation of military navigation systems on three vessels in U.S. Department of Defense programs testing future capabilities.
Outlook
“We are on track to achieve the goals we set for fiscal 2006, including our target for annual revenue of $28 million to $32 million and profitability in 2006,” said Mr. Kirkpatrick. “Last week we achieved a significant product diversification milestone with the launch of our integrated navigation and simplified voyage data recording (S-VDR) system. This product provides a significant opportunity for OSI with an estimated 30,000 ships requiring S-VDR installation by July 2010.”
Management has outlined the following goals for the fiscal year ending November 30, 2006:
•	Revenue in the range of $28 million to $32 million.

•	Demonstrate U.S. market penetration by winning a significant U.S. Navy contract.

•	Demonstrate market development in the company’s existing customer base by securing a significant prime contract from the Royal British Navy.

•	Expand the company’s customer base by securing one new customer in each of the three defense domains: air, land, and sea.

•	Accelerate U.S. and international market penetration by signing a teaming agreement with a top-tier defense contractor.

•	Diversify into new market sectors by leveraging the company’s core navigation technology in the development of new products.
Conference Call
OSI will present the results from the 2006 first quarter at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time), today, April 11, 2006. The conference call may be accessed on the company investor site at www.osil.com. To listen to the conference call live by telephone, dial 866-400-2280 for participants in North America and 416-850-9143 for Toronto area and international participants approximately ten minutes before the start time. A telephone playback will available via telephone for two business days, beginning approximately two hours after the call. To listen to the telephone replay please dial 800-374-1796 and for international callers, dial 402-220-0876. Enter access code 7031281.
Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release
About OSI
Offshore Systems International Ltd. (OSI) is the world’s leading developer and supplier of military navigation systems. Focused on the commercial, defense, and homeland security markets, OSI delivers advanced systems and software to address the growing need for enhanced situational awareness in command, control, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OFSYF). For additional information please visit www.osil.com.
Forward-Looking Statements:
This news release contains items that constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Offshore Systems International can give no assurances that its representations will be achieved or that it will update them at any time in the future.
For more information:
Tracy Rawa
Manager, Investor Relations
604-904-4627 or 1-888-880-9797
604-987-2555 (FAX)
IR@osl.com
Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release
Offshore Systems International Ltd.
Consolidated Balance Sheets (Unaudited)
(in Canadian dollars, U.S. GAAP)

	February 28	November 30
	2006	2005

Assets
Current assets
Cash and cash equivalents	$1,332,750	$9,599,801
Marketable securities	287,950	—
Restricted cash	—	221,264
Accounts receivable	8,173,796	11,002,470
Inventory	1,203,940	1,094,634
Prepaid expenses and deposits	782,514	624,629

	11,780,950	22,542,798
Plant and equipment	1,247,027	1,015,057
Intangible and other assets	1,069,210	732,912
Goodwill	9,147,243	481,014

	$23,244,430	$24,771,781

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$2,680,087	$3,919,534
Income taxes payable	106,797	284,833
Unearned revenue	819,298	530,321

	3,606,182	4,734,688
Deferred income taxes	406,164	230,806

	4,012,346	4,965,494

Capital stock
Authorized
Issued and outstanding
30,262 Class A preference shares — Series A (2005 — 30,262)	30,262	30,262
341,240 Class B preference shares — Series 2 (2005 — 341,240)	11,614,713	11,412,208
31,435,284 common shares (2005 — 30,367,309)	23,697,952	22,832,892

	35,342,927	34,275,362
Warrants	5,207,234	5,207,234
Additional paid in capital	4,772,106	4,743,012
Accumulated deficit	(26,143,652)	(24,446,827)
Accumulated other comprehensive income	53,469	27,506

	19,232,084	19,806,287

	$23,244,430	$24,771,781

Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release
Offshore Systems International Ltd.
Consolidated Statements of Earnings (Loss) (Unaudited)
(in Canadian dollars, U.S. GAAP)

	Three months ended February 28
	2006	2005

Revenue
Marine systems	$1,478,943	$1,952,277
Land and air systems	2,126,731	—
Mapping	616,944	307,586

	4,222,618	2,259,863
Cost of sales	2,835,431	1,027,755

Gross profit	1,387,187	1,232,108

Expenses

General and administrative	1,552,085	1,036,193
Research and development	625,921	319,232
Sales and marketing	636,438	552,256
Depreciation and amortization	152,215	53,746
Interest expense	6,952	12,716
Interest income	(14,841)	(109)
Foreign exchange loss (gain)	111,895	(73,144)
Technology Partnerships Canada royalty	65,645	54,691
Technology Partnerships Canada contribution	(243,276)	(265,517)

	2,893,034	1,690,064

Net loss before income taxes	(1,505,847)	(457,956)
Income tax recovery	(11,527)	(238,365)

Net loss	$(1,494,320)	$(219,591)

Net loss attributable to common shareholders	$(1,696,825)	$(296,313)

Loss per share

Basic	$(0.05)	$(0.01)

Diluted	$(0.05)	$(0.01)

Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release
Offshore Systems International Ltd.
Consolidated Statements of Cash Flows (Unaudited)
(in Canadian dollars, U.S. GAAP)

	Three months ended February 28
	2006	2005

Cash flows provided by (used in) operating activities
Loss for the period	$(1,494,320)	$(219,591)
Items not affecting cash
Depreciation and amortization	215,959	84,670
Stock-based compensation	29,094	2,524
Deferred income taxes	(14,906)	(238,365)

Changes in non-cash working capital items
Accounts receivable	4,246,059	980,286
Inventory	(109,306)	(213,127)
Prepaid expenses and deposits	82,913	(297,321)
Accounts payable and accrued liabilities	(2,078,656)	(765,414)
Income taxes payable	(167,413)	—
Unearned revenue	288,978	(5,520)

	998,402	(671,858)

Cash flows provided by (used in) financing activities
Proceeds from operating line of credit	—	548,394
Class B preference share dividend paid	—	(86,566)

	—	461,828

Cash flows used in investing activities
Purchase of CHI Systems, net of acquired cash	(9,143,191)	—
Increase in marketable securities	(287,950)	—
Decrease in restricted cash	221,264	—
Additions to plant and equipment	(55,128)	(27,424)
Additions to intangible and other assets	(46,282)	(13,583)
Additions to goodwill on acquisition of Mapcon Mapping	(264)	—

	(9,311,551)	(41,007)

Effect of exchange rate changes on cash and cash equivalents	46,098	—

Decrease in cash and cash equivalents	(8,267,051)	(251,037)

Cash and cash equivalents — beginning of period	9,599,801	251,037

Cash and cash equivalents — end of period	$1,332,750	$—

Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
for the three months ended February 28, 2006
Offshore Systems International Ltd.
107 — 930 West 1st Street
North Vancouver, BC V7P 3N4
Tel: 604.904.4600
Fax: 604.987.2555
www.osil.com

MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following discussion and analysis provides a review of activities, results of operations, and financial condition of Offshore Systems International Ltd. (“OSI”) for the quarter ended February 28, 2006 in comparison with those for the quarter ended February 28, 2005. The following discussion should be read in conjunction with our audited annual consolidated financial statements for the year ended November 30, 2005 prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Effective December 1, 2004, we elected to report our consolidated financial statements in accordance with U.S. GAAP as permitted by Canadian regulators. All references in this report to financial information concerning OSI are in accordance with U.S. GAAP and all dollar amounts are in Canadian dollars unless otherwise indicated. A reconciliation of our results to Canadian generally accepted accounting principles (“Canadian GAAP”) is provided in note 21 of the notes to the interim consolidated financial statements.
This report contains forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ form those set forth in the forward-looking statements.
Additional information relating to OSI, including our Annual Information Form, is filed on SEDAR at www.sedar.com and is available on the company’s investor web site at www.osil.com.
This management’s discussion and analysis is dated April 10, 2006.

OVERVIEW
Founded in 1977 and headquartered in North Vancouver, British Columbia, Canada, OSI designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications.
We are the market leader in military navigation systems. Our principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course, and speed, against a background of fixed obstacles and other navigational hazards. We have developed a strong market position in military navigation, and ECPINS systems have been deployed with the Canadian and United States Coast Guards, the Royal Australian Navy, the Canadian Navy, the Royal Danish Navy, the Royal New Zealand Navy, the Royal Navy of the United Kingdom and the United States Navy.
Our Common Operational Picture product line (COP PL) is a command and control application that addresses the needs of the Navy, Army, Air Force, Special Forces and joint forces operations. In fiscal 2005 we launched two new Common Operational Picture products: Common Operational Picture — Tactical Display Server (COP-TDS™) and Common Operational Picture — Web Display Server (COP-WDS™).
In April 2005, we completed a private placement in the aggregate amount of $19.5 million through the sale of 19,500 units, with each unit comprised of 20 voting class B preference shares series 2 (“Preference Shares”) and 588 share purchase warrants. The issue price was $1,000.01 per unit. Compensation in consideration of the provision of advisory services totalling $815,908 and an additional 350,000 warrants was paid in connection with this private placement to E. Brinton Coxe, a director of the company. The cash compensation of $815,908 paid to Mr. Coxe includes an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian dollar. Finder’s fees of $1.0 million and an additional 579,064 warrants were paid to the investment bankers, C.E. Unterberg, Towbin. The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. During fiscal 2005, we declared and paid $840,781 of dividends on the Preference Shares. Each Preference Share is convertible at the option of the holder at any time into 58.8235 of our common shares, calculated by dividing the issue price of $50.00 for each Preference Share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of our common shares at the exercise price of $0.85 for a period of five years.
The proceeds of the private placement financing were used to pursue acquisitions, to increase available cash for operations, and to repurchase 57,711 issued and outstanding class B preference shares series 1 held by two institutional investors at a cost of $2.9 million.
During fiscal 2005, seven holders of the Preference Shares converted 48,760 preference shares into 2.9 million common shares which is equivalent to 9.4% of our outstanding common shares as at November 30, 2005. In the fourth quarter of 2005, 27,400 Preference Shares were converted into 1.7 million common shares which is equivalent to 5.3% of our outstanding common shares as at November 30, 2005. During the first quarter of fiscal 2006, no holders of Preference Shares converted.
In April 2005, we completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for $1.3 million. Mapcon Mapping is a land mapping company in the U.S. digital map production market.
On December 14, 2005, we completed the acquisition of CHI Systems Inc., a United States defense contracting company. CHI Systems has multiple offices in the United States, and is a supplier of technology and services to all of the U.S. military services and key defense prime contractors. Under the terms of the agreement, we paid approximately $10.3 million (approximately US $9.0 million) for 100% of the outstanding shares of CHI Systems, of which approximately $9.4 million (approximately US$8.1 million) was paid in cash and the balance paid by the issuance of 1.1 million common shares of the company. The results of CHI Systems have been included in the consolidated financial statements commencing December 14, 2005, as our U.S. operations. On February 27, 2006, we filed the related Business Acquisition Report on SEDAR and EDGAR.
We employ a common distribution strategy for all of our markets which relies on a combination of direct sales and indirect sales through teaming relationships, strategic partnerships, and distributorships to obtain major orders from both new and existing customers. This strategy has resulted in the company leading the industry with the most ships under contract as the supplier to eight NATO and allied fleets.
Our long-term goal is to become the leading provider of software and systems for enhancing situational awareness in command, control, and intelligence applications. We plan to grow through internal growth, focused on new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies. In addition, we are pursuing strategic alliances, investments, and acquisitions that are complementary to our existing lines of business.
Beginning in the first quarter of fiscal 2006, we have changed our financial reporting segments in order to reflect changes in management’s analysis of our business due to our recent acquisitions. Our consolidated revenue categories have changed to marine systems, land and air systems, and mapping and our reportable segments are U.S. Operations, International Operations, Mapping, and Corporate and Public Company costs.

SELECTED ANNUAL INFORMATION
Operations:

Three months ended February 28	2006	2005

Revenue	$4,222,618	$2,259,863
Gross profit	1,387,187	1,232,108
Gross profit percentage	32.9%	54.5%

Net loss	$(1,494,320)	$(219,591)

Net loss attributable to common shareholders	$(1,696,825)	$(296,313)

Basic loss per share	$(0.05)	$(0.01)

Diluted loss per share	$(0.05)	$(0.01)

Weighted average common shares outstanding — basic	31,269,155	27,488,074

Weighted average common shares outstanding — diluted	31,269,155	27,488,074

	At February 28	At November 30
Financial Position:	2006	2005

Cash	$1,332,750	$9,599,801
Working capital(1)	8,174,768	17,808,110
Current assets	11,780,950	22,542,798
Total assets	23,244,430	24,771,781
Current liabilities	3,606,182	4,734,688
Total liabilities	4,012,346	4,965,494
Stockholders’ equity	19,232,084	19,806,287
Dividends declared in quarter:
Common shares	$—	$—
Class A preference shares	$—	$—
Class B preference shares	$—	$—

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
For the three months ended February 28, 2006, we have delivered engineering services, software and system products to the U.S. Air Force, U.S. Army, U.S. Navy’s Naval Aviation, Royal Australian Navy through Nautronix Ltd., and the Canadian Navy.
Our quarterly results are primarily influenced by the level, timing, and duration of customer orders and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings.
The increase in revenue for the first quarter of 2006 as compared to the first quarter of 2005 is largely due to the addition of $2.1 million in land and air systems revenue gained through our recent U.S. acquisition. Our revenue is influenced by the timing of new contracts that are awarded, and the delivery schedules of existing contracts.
Fluctuations in gross profit are influenced by the proportion of engineering labor, third-party systems or third-party labor or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales. Certain contracts awarded may require the inclusion of engineering labor, third-party systems or third-party labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of services revenue, software, mapping, and systems and systems components in any given period may impact the gross profit for the period.
The lower gross profit percentage for the three months ended February 28, 2006 as compared to three months ended February 28, 2005 is the result of lower software revenue and the addition of engineering services revenue generated in our acquired operations. Software revenue generates more favorable margins than our other revenue streams and services revenue generates less favorable margins than other revenue streams.
RESULTS OF OPERATIONS
Overall Performance

Three months ended February 28	2006	2005	2006 to 2005

Loss before income taxes	$(1,505,847)	$(457,956)	$(1,047,510)

Net loss	$(1,494,320)	$(219,591)	$(1,274,729)

Net loss attributable to common shareholders	$(1,696,825)	$(296,313)	$(1,400,512)

Loss per share:
Basic	$(0.05)	$(0.01)	$—

Diluted	$(0.05)	$(0.01)	$—

The net loss reported in the three months ended February 28, 2006 was largely driven by lower gross profit percentage driven by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, an increase in staff to support our growth plans, and a negative foreign exchange impact.
Backlog
Total backlog is the sum of the firm and option backlogs. As at February 28, 2006, total backlog was $31.3 million compared to $19.8 million at February 28, 2005.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at February 28, 2006 was at $13.9 million compared to $7.0 million at February 28, 2005.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at February 28, 2006 was at $17.4 million compared to $12.7 million at February 28, 2005.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts award can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.
Revenue

		% of		% of
		total		total
Three months ended February 28	2006	revenue	2005	revenue	2006 to 2005

Marine systems	$1,478,943	35.0	$1,952,277	86.4	$(473,090)
Land and air systems	2,126,731	50.4	—	—	2,126,731
Mapping	616,944	14.6	307,586	13.6	309,358

	$4,222,618	100.0	$2,259,863	100.0	$1,962,999

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. Our land and air systems through our U.S. operations deliver 50.4% of our revenue for the three months ended February 28, 2006. Our principal developed and manufactured product, ECPINS, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS software component of our system product. Combined, ECPINS systems and software delivered 35.0% and 84.0% in the three months ended February 28, 2006 and 2005, respectively.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in the first quarter of fiscal 2006 were U.S. Air Force, U.S. Army, U.S. Navy’s Naval Aviation, the Royal Australian Navy through Nautronix, and the Canadian Navy. Revenue from these customers accounted for 68.5% of the consolidated revenue. In the first quarter of fiscal 2005, the main customers for our products and services, accounting for 77% of the consolidated revenue, were the U.S. Coast Guard, the Royal Australian Navy through Nautronix, and the Royal Navy of the United Kingdom through Lockheed Martin UK.
Revenue by Segment

		% of		% of
		total		total
Three months ended February 28	2006	revenue	2005	revenue	2006 to 2005

International Systems operations	$1,478,943	35.0	$1,952,277	86.4	$(473,334)
U.S. Systems operations	2,126,731	50.4	—	—	2,126,731
Mapping	616,944	14.6	307,586	13.6	309,358

	$4,222,618	100.0	$2,259,863	100.0	$1,962,999

Revenue from our International Systems operations for the three months ended February 28, 2006 decreased 24.2% due to the timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered.
Revenue from the U.S. Systems operations has no comparatives as this revenue comes from CHI Systems Inc., which was acquired December 14, 2005.
Revenue from the Mapping segment increased 100.6% for the three months ended February 28, 2006 in comparison to the three months ended February 28, 2005. The increase is primarily the result of changes in our strategy implemented to improve our market position in the U.S. through the acquisition of a U.S. land mapping company based in Salt Lake City, Utah.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

Three months ended February 28	2006	2005	2006 to 2005

Gross profit	$1,387,431	$1,232,108	$155,323
Gross profit percentage	32.9%	54.5%	(21.6)%

Gross profit decreased by 12.6% in the three months ended February 28, 2006 compared to the three months ended February 28, 2005 while the gross profit percentage was 21.6% lower year-over-year. The reduced gross profit percentage compared to the prior year is due to lower software sales realized in the first quarter of fiscal 2006 and the addition of lower margin revenue in our acquired operations.
Gross Profit by Segment

Three months ended February 28	2006	2005	2006 to 2005

Gross profit:
International Systems operations	$783,143	$1,208,100	$(424,957)
U.S. Systems operations	486,560	—	486,560
Mapping	117,484	24,008	93,476

	$1,387,187	$1,232,108	$155,079

Gross profit percentage:
International Systems operations	53.0%	61.9%	(8.9)%
U.S. Systems operations	22.9%	—	22.9%
Mapping	19.0%	7.8%	11.2%

	32.9%	54.5%	(21.6)%

Gross profit from the International Systems operations decreased 35.2% and gross profit percentage was 8.9% lower period over period. The decreases are the result of lower revenues in the International Systems operations in first quarter of fiscal 2006 and a reduction in our high margin software revenue compared to the first quarter of fiscal 2005.
Gross profit from the U.S. Systems operations did not exist for the three months ended February 28, 2005 as CHI Systems was acquired in the current period.
Gross profit from the Mapping segment in the three months ended February 28, 2006 increased 389.4% compared to the same period last year. The increase is the result of our successful entrance into the U.S. mapping market through our U.S. mapping acquisition. Gross profit percentage increased 11.2% period over period consistent with the mix of contracts in the period.
Operating Expenses

		% of		% of
		total		total
Three months ended February 28	2006	revenue	2005	revenue	2006 to 2005

General and administrative	$1,552,085	36.8	$1,036,193	45.8	$515,892
Research and development	625,921	14.8	319,232	14.1	306,689
Sales and marketing	636,438	15.1	552,256	24.4	84,182

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses, and other income. G&A increased by 49.8% for three months ended February 28 2006 compared to the same period last year as a result of the addition of our U.S. operations and the increase of staff to support our growth plans.
Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development costs in the period incurred.
R&D costs increased by 96.1% in the three months ended February 28 2006 compared to the same period last year. The increase is related to increased staff levels and expenses for new product activities for the three months ended February 28, 2006 and approximately $223,000 in engineering labor costs charged to cost of sales from R&D for the three months ended February 28, 2005 compared to the three months ended February 28, 2006, where there were no costs similarly charged. These engineering labor costs are to support the needs of specific customer orders. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 15.2% in the three months ended February 28, 2006 compared to the three months ended February 28, 2005. The increase in S&M expenses is primarily due to the addition of CHI Systems. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization

Three months ended February 28	2006	2005	2006 to 2005

Depreciation and amortization	$215,959	$84,670	$131,289
Total depreciation and amortization increased 155.1% in the three months ended February 28, 2006 over the three months ended February 28, 2005 reflecting our U.S. acquisition in the period, the mix of plant and equipment at February 28, 2006, and the amortization of intangibles related to our U.S. acquisitions. For the three months ended February 28, 2006 and 2005, a portion of the depreciation, $65,612 and $30,924 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

Three months ended February 28	2006	2005	2006 to 2005

Interest expense	$6,952	$12,716	$(5,764)
Interest expense decreased in the first three months of fiscal 2006 over the first three months of fiscal 2005 as the result of the company not utilizing our operating line credit facility of $2.0 million.

Interest income

Three months ended February 28	2006	2005	2006 to 2005

Interest income	$14,841	$109	$14,732
Interest income increased in the first three months of fiscal 2006 as the result of the company having excess cash for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems on December 14, 2005.
Foreign Exchange

Three months ended February 28	2006	2005	2006 to 2005

Foreign exchange loss (gain)	$111,888	$(73,144)	$185,032
Foreign exchange loss is the result of exchange rate movements of the Australian dollar and our U.S. dollar exposure which were not in the company’s favor during the three months ended February 28 2006, as compared to the three months ended February 28, 2005.
Technology Partnerships Canada

Three months ended February 28	2006	2005	2006 to 2005

Royalty	$65,645	$54,691	$10,954
Contribution	(243,276)	(265,517)	22,241
On April 26, 2004, the we entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the us for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. For the three months ended February 28, 2006, we have claimed $257,862 under the agreement. Accounts receivable at February 28, 2006 include $266,401 of amounts receivable from TPC in connection with these claims (November 2005 — $729,909).
We are required to pay a royalty of 3% on annual gross revenue in our subsidary Offshore Systems Ltd. for the period December 1, 1999 to November 30, 2008. We have paid royalties of $1,306,799 to February 28, 2006 (to November 30, 2005 — $1,241,154) and has accrued royalties of $47,067 for the three months ended February 28, 2006 (three months ended February 28, 2005 — $53,823). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.
In addition, we are required to pay a royalty of 1.4% on annual gross revenue in our subsidary Offshore Systems Ltd. for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue for the period January 1, 2009 to December 31, 2013. We have accrued royalties of $18,578 for the three months ended February 28, 2006 (three months ended February 28, 2005 - $nil). Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017.
Although we believe that our submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.
During the year ended November 30, 2005, we were subject to three audits by government authorities. The results of the cost audit did not have a financial impact on our results. The results of the compliance audit required a repayment of contributions received of $128,284 recognized in the year ended November

30, 2005 as a reduction in TPC contributions. The royalty audit is currently in process. We have no reason to believe that the audit will have a material impact on the Company’s financial results.
If we cause an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require us to repay all or part of the contributions made, together with interest, from the date of demand.
Income Taxes

Three months ended February 28	2006	2005	2006 to 2005

Income tax recovery	$(11,527)	$(238,365)	226,838
Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2005, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $5,084,445 Canadian non-capital losses carried forward and other Canadian tax balances. We have recognized deferred tax recovery in the three months ended February 28, 2006 related to year to date losses recognized in our US subsidiaries as we believe that it is more likely than not that these losses will be realized in the current fiscal year. In accordance with U.S. GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
LIQUIDITY AND CAPITAL RESOURCES

	February 28, 2006	November 30, 2005	2006 to 2005

Cash	$1,332,750	$9,599,801	(8,267,051)
Current assets	11,780,950	22,542,798	(10,761,848)
Current liabilities	3,606,182	4,734,688	(1,128,506)
Working capital (1)	8,174,768	17,808,110	(9,633,342)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with line of credit borrowings of $2.0 million available under our revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. We expect cash flow from operations will continue to improve for the remainder of the year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
At February 28, 2006 our current assets and working capital decreased primarily due to the acquisition of our U.S. operations.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At February 28, 2006, we had no borrowings against our Canadian or U.S. dollar operating line. We have an operating line of $2.0 million available with a Canadian chartered bank collateralized by accounts receivable. During fiscal 2005, we utilized the facility which increased interest expense for the year. There were no borrowings in the three months ended

February 28, 2006. We had issued a standby letter of credit totaling Australian $283,886 during fiscal 2005. We had utilized the standby letter of credit to support certain performance obligations to our customers. This standy letter of credit has since been cancelled. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

Three months ended February 28	2006	2005	2006 to 2005

Cash flows provided by (used in):
Operating activities	$998,402	$(671,858)	$1,670,260
Investing activities	—	461,828	(461,828)
Financing activities	(9,311,551)	(41,007)	(9,270,544)
Exchange impact on acquired cash balances	46,098	—	46,098
Cash flows provided by operating activities for the three months ended February 28, 2006, were the result of the decrease in accounts receivable offset by the loss for the three months ended February 28, 2006 and a decrease in accounts payable and accrued liabilities.
There were no cash flows provided by financing activities for the three months ended February 28, 2006. Cash flows provided by financing activities for the three months ended February 28, 2005 were the net result the proceeds from the operating line of credit offset by Class B preference share dividends paid.
Cash flows used in investing activities for the three months ended February 28, 2006 were primarily reflective of our U.S. systems acquisition as well as the acquisitions of plant, equipment and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth. Cash flows used in investing activities for the three months ended February 28, 2005 were the result of acquisitions of plant, equipment and intangibles.
As a result of the above mentioned changes and a $46,098 foreign exchange impact, cash decreased by $8,267,051 for the three months ended February 28, 2006 compared to a decrease of $251,037 for the three months ended February 28, 2005.
As at February 28, 2006, we estimate that a US$0.01 increase (or decrease) in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $7,400. As at February 28, 2006, we estimate that an Australian $0.01 increase (or decrease) in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $1,300. As at February 28, 2006, we estimate that any fluctuation in the euro, the Danish kroner and the pound sterling relative to the Canadian dollar would not have a material annualized impact on the Company’s earnings before income taxes.
In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar, and euro to Canadian dollar exchange rate fluctuations, we have used the forward exchange contract facility described above. We use the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian and Canadian dollar and the euro and Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. We use the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar and euro transactions. At February 28, 2006, we did not utilize the forward exchange contract facility.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the company into the future.

Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Facility leases	$3,161,480	$711,073	$1,206,425	$994,464	$249,518
Equipment leases	93,653	56,550	34,555	2,549	—

Total contractual obligations	$3,255,133	$767,623	$1,240,980	$997,013	$249,518

Off-Balance Sheet Arrangements
Guarantees
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
Transactions with Related Parties
In the second quarter of 2005, E. Brinton Coxe, a member of our Board of Directors, became a related party by virtue of the fact that we have paid him compensation of $815,908 and 350,000 common share purchase warrants in consideration of the provision of advisory services in connection with the private placement completed on April 8, 2005. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $145,940 for professional services provided during the year and to be provided to April 2006. For the three months ended February 28, 2006, $24,189 was charged to expenses.
On April 8, 2005, Gerald J. Shields was elected to our Board of Directors. Mr. Shields provides legal services to the company through a law firm in which he has an interest. During fiscal 2004, fees billed to the company by this firm were under $60,000. The fees billed to the company by Mr. Shields’ firm were $116,160 in the three months ended February 28, 2006.
Proposed Transactions
We are not currently engaged in any proposed transactions.

SELECTED QUARTERLY DATA (UNAUDITED)

	February 28	November 30	August 31	May 31
For the three months ended	2006	2005	2005	2005

Revenue	$4,222,618	$6,090,856	$3,195,036	$1,881,685
Gross profit	1,387,431	3,129,293	1,763,266	370,351
Gross profit percentage	32.9%	51.4%	55.2%	19.7%
Net loss	(1,494,320)	(1,054,840)	(438,996)	(1,697,767)
Net loss attributable to common shareholders	(1,696,825)	(1,800,609)	(1,316,207)	(6,880,135)
Loss per share
Basic	(0.05)	(0.06)	(0.05)	(0.25)
Diluted	(0.05)	(0.10)	(0.10)	(0.25)

	February 28	November 30	August 31	May 31
For the three months ended	2005	2004	2004	2004

Revenue	$2,259,863	$3,696,137	$2,951,571	$2,773,760
Gross profit	1,232,108	1,968,649	1,469,554	1,775,003
Gross profit percentage	54.5%	53.3%	49.8%	64.0%
Net earnings (loss)	(219,591)	(227,940)	(455,922)	380,088
Net earnings (loss) attributable to common shareholders	(253,030)	(304,663)	(532,644)	303,366
Earnings (loss) per share
Basic	(0.01)	(0.01)	(0.02)	0.01
Diluted	(0.01)	(0.02)	(0.03)	(0.01)
CRITICAL ACCOUNTING POLICIES
Financial statement preparation requires that we use estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. Our accounting policies are described in note 2 to our audited consolidated financial statements. The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:
Revenue
We are required to estimate the costs to complete certain systems contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete each contract. We may need to adjust the estimated costs to complete for these projects, if the actual results differ from our estimates. If we anticipate that a contract or a contract segment will generate a loss, we estimate that loss and record the total expected loss on the contract or contract segment. Revenues from certain mapping contracts are recognized using the proportional performance method of accounting, whereby revenue and profit in the period are based on the output completed to total units of work completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
When revenues exceed amounts invoiced under a contract, the difference is recorded as unbilled revenue. We believe that unbilled revenue will be invoiced and collected. Deferred revenues are amounts that have been billed to the customer but have not been recognized in revenue. Unbilled revenue represents revenue recognized in accordance with our accounting policies and is not legally invoiced as at the balance sheet date.

Income Taxes
We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on our consolidated balance sheet. We recognize deferred income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.
Stock-based Compensation and Other Stock-based Payments
We have established three stock option plans under which stock options to purchase common shares may be granted to directors, officers, and employees of the company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. We recognize compensation as stock options, which have been granted and vested to third parties under stock option plans with no cash settlement feature based on the fair value method. The fair value of the stock options is estimated using the Black-Scholes option pricing model, using weighted-average assumptions for the following: dividend yield, volatility rate, risk-free interest rate, and expected average life. Direct awards of stock to employees and stock option and stock awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.
Accounts Receivable
We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness, and changes in customer payment terms when making estimates of the uncollectability of our accounts receivable. If we determine that the financial condition of any of our customers deteriorates, increases in the allowance may be made. We review the unbilled revenue balance on a regular basis to assess our fair market value and provide a reserve against any amounts that are impaired.
Inventory
Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labor applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. We assess the need for inventory write-downs based on our assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by us, an additional inventory write-down may be required.
CHANGES IN ACCOUNTING POLICIES
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123(R)”) a revision to SFAS 123. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or prospective recognition.

Prior to December 1, 2005, the company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation (“SFAS 123”). The company generally did not recognize stock-based compensation costs in its statement of operations for periods prior to December 1, 2005, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.
Effective December 1, 2005, the company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. Under this transition method, stock-based compensation cost recognized in the first three months of 2006 includes (a) compensation costs for all unvested stock-based awards based on the grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro forma basis, and (b) compensation cost for all stock-based awards granted subsequent to December 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) .
As a result of adopting SFAS 123(R) on December 1, 2005, the company’s loss from operations, loss before income taxes and net loss for the period ended February 28, 2006 increased by $7,970.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
We use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars, and euros. The purpose of our hedging activities is to reduce the level of exposure to exchange rate movements. At February 28 2006, we have not entered into any foreign exchange forward contracts.
Derivative financial instruments are utilized by the company to reduce our exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. We formally document the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. We assess, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income or loss. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities, or firm commitments through income or loss, or recognized in other comprehensive income or loss until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income or loss. The requirement to record derivatives at their fair market value has not had a material impact on our financial statements.
DISCLOSURE OF OUTSTANDING SHARE DATA
As at February 28, 2006, we had 31.4 million issued and outstanding common shares and 3.5 million outstanding stock options. We also had 30,262 issued and outstanding class A preference shares and 341,240 issued and outstanding class B preference shares Series 2 convertible into common shares at conversion ratios of 1:1 and 1:58.82353 respectively which represents 20.1 million common shares. Also at February 28, 2006, we had 13.8 million outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 13.8 million common shares.
RISKS AND UNCERTAINTIES
Certain statements made in this report constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the company, our financial condition, or results of operations.
We depend heavily on government contracts, which are only partially funded, subject to termination, heavily regulated, and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favor of the government agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the government agencies.
The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we cannot give assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any contract termination. As our revenues are dependent on the procurement, performance, and payment under these contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.
In addition, sales to the governments we work with may be affected by:
•	changes in procurement policies;

•	changes in the structure and management of government departments;

•	budget considerations;

•	changing concepts of national defense;

•	political developments domestically and abroad; and

•	increased protectionism.
The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.
We derive a significant amount of revenue from only a few customers. We depend on national and international governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.
Approximately 68.5% of our revenue for the three months ended February 28, 2006 was from the Canadian Department of Defense, the U.S. Army, the U.S. Airforce, the U.S. Navy’s Naval Aviation and the Royal Australian Navy. For the three months ended February 28, 2005 approximately 77% of our revenue was from the U.S. Coast Guard, the Royal Navy of the United Kingdom, and the Royal Australian Navy. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.
Our product lines are not broadly diversified.
We derive and expect to derive a substantial majority of our revenue from navigational software, systems, and equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints, or other factors, we do not have other product categories that it could rely on to make up any shortfall in sales. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.

In the three months ended February 28, 2006, approximately 78% of our revenues were from international customers, including governmental customers: 63% from the U.S. and 15% from other international countries. We have focused our expansion efforts for the future on the American, European and Australasian markets. As a result, we expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to the risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;

•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;

•	fluctuations in foreign currency exchange rates;

•	the complexity and necessity of dealing with foreign representatives and consultants;

•	imposition of tariffs or embargoes, export controls, and other trade restrictions; and

•	compliance with a variety of foreign laws.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.
Our revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is our reporting currency, the U.S. dollar, the Australian dollar, the Danish kroner and the euro.
Exposure to exchange rate fluctuations exists because a significant portion of our trade receivable and revenue transactions are in U.S. dollars, Australian dollars and euros. In addition, certain of our subcontract payables and direct cost transactions are in U.S. dollars. For the three months ended February 28, 2006 year, approximately 63% of the company’s revenue and 48% of our expenses were transacted in U.S. dollars and approximately 4% of the company’s revenue was transacted in Australian dollars. For the three months ended February 28, 2005, approximately 11% of the company’s revenues and 4% of our expenses were transacted in U.S. dollars. During the same period, approximately 8% of the company’s revenues were transacted in Australian dollars. We expect that U.S. dollar and Australian dollar sales will continue to account for a material portion of our revenues for the foreseeable future. As a result, exchange rate fluctuations may affect our revenue and earnings growth materially in the future. In order to reduce the impact of U.S. to Canadian dollar and Australian to Canadian dollar, we utilize our foreign exchange forward contract facility. As at February 28, 2006, we had not entered into any foreign exchange forward contracts.
We have established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and our reputation and results of operations could be adversely affected by our inability to control their operations.
We rely on agreements with international corporations to assist us in pursuing contracts for major government procurements. These international corporations often assist us with systems integration, complementary products and services, and local domain knowledge necessary to successfully pursue major government procurements. We do not have assurance that these third parties will:
•	remain in business;

•	maintain the financial stability required to fulfill the requirements of these international procurements; and

•	continue to consider our products in their business priorities.
There can be no assurance that we would be able to pursue and secure major international government procurements without these third parties.
We may lose sales, or sales may be delayed, because of the long sales and implementation cycles for our products and services.

Our customers have typically invested substantial time, money, and other resources and have many people involved in the decision to license our software products and purchase our hardware products and services. As a result, we may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of our products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.
Even if a purchase agreement is signed, the time period required to deploy our products varies significantly from one customer to the next. Implementing our products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy the our products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy our products, we cannot guarantee that our products will be deployed successfully.
As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Competition within our markets may reduce our ability to procure future contracts and sales.
The defense industry in which we operate is highly competitive. Our competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar and marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing, and marketing capabilities. There can be no assurance that we can continue to compete effectively with these companies.
Our ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.
Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Our future success will depend on our ability to develop new technologies that achieve market acceptance.
The defense market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:
•	identify emerging technological trends in our market;

•	develop and maintain competitive products;

•	enhance our products by adding innovative features that differentiate our products from those of our competitors; and

•	manufacture and bring products to market quickly at cost-effective prices.
We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.
We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.
Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales, and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations, and financial condition.
We do not have fixed-term employment agreements with our officers and key employees and the loss of any officer or key employee could seriously harm our business.
We have not entered into fixed-term employment agreements with our officers and key employees. Our success depends upon the abilities and experience of our officers and key employees. Competition for highly skilled management, engineering, technical, and other key employees is intense. The loss of officers and key employees could seriously disrupt our operations and impair our ability to compete.
We depend on foreign sub-contract labor in our mapping operations to maintain a competitive position in the mapping marketplace.
Our mapping operations are dependent upon labor resources located outside North America. While we enter into sub-contract agreements with these suppliers, it cannot be sure that the labor resources will be available when required and at the levels required. Accordingly, maintaining our competitiveness will depend upon a number of factors, including:
•	the geopolitical uncertainties specific to the home country of each sub-contractor;

•	the cultural compatibility between Canada and the home country of each sub-contractor;

•	the English language proficiency of the labor resources made available to the company;

•	labor pool characteristics such as work ethic, education, skill level, and attrition; and

•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our mapping operations in the future.
We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.
Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of the trademarks, copyrights, and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our mployees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third-party development of similar technologies.
Our operations depend on component availability and our key suppliers to manufacture and deliver our products and services.

Our operations are highly dependent on the timely delivery of materials by outside suppliers. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet our needs, it may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.
The unpredictability of our results may harm or contribute to the volatility of the trading price of our common stock.
Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;

•	levels of product demand;

•	government and corporate spending patterns;

•	the timing of contract receipt and funding and resulting impact on our working capital position;

•	our ability and the ability of our key suppliers to respond to changes in customer orders;

•	the timing of our new product introductions and our competitors’ new product introductions;

•	the cost and availability of components and subsystems;

•	price erosion;

•	the adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability, and demand for competing products;

•	fluctuations in foreign currency exchange rates; and

•	regulatory developments.
We may pursue strategic relationships, investment, and acquisitions. We may not be able to successfully manage our operations if it fails to successfully integrate the acquired technologies and/or businesses.
As part of our business strategy, we may expand our product offerings to include application software products that are complementary to our existing products. This strategy may involve technology licensing agreements, joint development agreements, investments, or acquisitions of other businesses that offer complementary products. The risks that we may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third-party product with our products;

•	undiscovered software errors in the third-party product;

•	difficulties in selling the third-party product;

•	difficulties in providing satisfactory support for the third-party product;

•	potential infringement claims from the use of the third-party product; and

•	discontinuation of third-party product lines.
The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support);

•	the substantial management time devoted to such activities;

•	the potential disruption of our ongoing business;

•	undisclosed liabilities;

•	failure to realize anticipated benefits (such as synergies and cost savings);

•	the difficulty of integrating previously distinct businesses into one business unit; and

•	technological uncertainty regarding the current and future functionality of the product.

We may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.
If our expenditures exceed our incoming cash flows, we may be required to raise additional capital. In addition, we may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to raise additional funds, if needed, on terms satisfactory to us. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the company.
Our business could be adversely affected if it fails to manage our growth effectively.
If we fail to manage our growth effectively, our business and operating results could be adversely affected. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:
•	improve our financial and management controls, reporting systems, and procedures;

•	add and integrate new senior management personnel;

•	improve our licensing models and procedures;

•	hire, train, and retain qualified employees;

•	maintain sufficient working capital;

•	control expenses;

•	diversify channel sales strategies; and

•	invest in our internal networking infrastructure and facilities.
We have committed funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, it may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.
Third parties may claim that we infringe their proprietary rights.
We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark, and copyright infringement claims. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to the company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require it to stop selling or delay shipping, or cause the redesign of our product or products. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of our customers.
We license and use software from third parties in our business. These third-party software licenses may not continue to be available to the company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third-party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We may not be able to protect our proprietary information.
We rely on a combination of copyright, trademark, and trade secret laws; confidentiality procedures; contractual provisions; and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.
Our products may contain significant defects, which may result in liability and/or decreased sales.
Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of our products. Customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs. Should this occur, our business and operating results could be adversely affected.
Our products depend on third-party software products and our reputation and results of operations could be adversely affected by our inability to control their operations.
Our products incorporate and use software products developed by other entities. We do not have assurance that such third parties will:
•	remain in business;

•	support our product lines;

•	maintain viable and functional product lines; and

•	make their product lines available to the company on commercially acceptable terms.
Any significant interruption in the supply of such third-party technology could have a materially adverse effect on our business, results of operation, cash flows, and financial condition.
Our products may not be compatible with various operating systems and therefore we may not be able to sell our products to potential customers.
Our products are used in combination with various operating systems. Our future success depends on our ability to continue to support widely-used operating systems. Our applications run on Microsoft operating systems. Therefore, our ability to increase sales depends on the continued acceptance of Microsoft operating system products. If we are unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, our business and operating results could be adversely affected.

Offshore Systems International Ltd.
Interim Consolidated Financial Statements (Unaudited)
(Prepared in accordance with United States Generally Accepted Accounting Principles)
February 28, 2006 and 2005
(expressed in Canadian dollars)

Offshore Systems International Ltd.	U.S. GAAP
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets (unaudited)
(expressed in Canadian dollars)

	February 28	November 30
	2006	2005

Assets (note 13)

Current assets
Cash and cash equivalents	$1,332,750	$9,599,801
Marketable securities (note 6)	287,950	—
Restricted cash (note 7)	—	221,264
Accounts receivable (note 8)	8,173,796	11,002,470
Inventory (note 9)	1,203,940	1,094,634
Prepaid expenses and deposits	782,514	624,629

	11,780,950	22,542,798

Plant and equipment (note 10)	1,247,027	1,015,057
Intangible and other assets (note 11)	1,069,210	732,912
Goodwill (note 5)	9,147,243	481,014

	$23,244,430	$24,771,781

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 12)	$2,680,087	$3,919,534
Income taxes payable (note 18)	106,797	284,833
Unearned revenue	819,298	530,321

	3,606,182	4,734,688

Deferred income taxes (note 18)	406,164	230,806

	4,012,346	4,965,494

Contingency (note 16)

Capital stock

Authorized (note 14(a))

Issued and outstanding
30,262 Class A preference shares — Series A (2005— 30,262) (note 14(b))	30,262	30,262
341,240 Class B preference shares — Series 2 (2005— 341,240) (note 14(c))	11,614,713	11,412,208
31,435,284 common shares (2005 — 30,367,309) (note 14(d))	23,697,952	22,832,892

	35,342,927	34,275,362
Warrants (note 14 (e))	5,207,234	5,207,234
Additional paid in capital	4,772,106	4,743,012
Accumulated deficit	(26,143,652)	(24,446,827)
Accumulated other comprehensive income	53,469	27,506

	19,232,084	19,806,287

	$23,244,430	$24,771,781

See accompanying notes to the unaudited consolidated financial statements

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Earnings (Loss) (unaudited)
(expressed in Canadian dollars)

	For the three months ended February 28
	2006	2005

Revenue (note 4(b))
Marine systems	$1,478,943	$1,952,277
Land and air systems	2,126,731	—
Mapping	616,944	307,586

	4,222,618	2,259,863

Cost of sales	2,835,431	1,027,755

Gross profit	1,387,187	1,232,108

Expenses
General and administrative	1,552,085	1,036,193
Research and development	625,921	319,232
Sales and marketing	636,438	552,256
Depreciation and amortization	152,215	53,746
Interest expense	6,952	12,716
Interest income	(14,841)	(109)
Foreign exchange loss (gain)	111,895	(73,144)
Technology Partnerships Canada royalty (note 15)	65,645	54,691
Technology Partnerships Canada contribution (note 15)	(243,276)	(265,517)

	2,893,034	1,690,064

Net loss before income taxes	(1,505,847)	(457,956)

Income tax recovery (note 18)	(11,527)	(238,365)

Net loss for the period	$(1,494,320)	$(219,591)

Net loss attributable to common shareholders	$(1,696,825)	(296,313)

Loss per share (note 14(g))
Basic	$(0.05)	$(0.01)
Diluted	$(0.05)	$(0.01)

Weighted average number of common shares outstanding (note 14(g))
Basic	31,269,155	27,488,074
Diluted	31,269,155	27,488,074
See accompanying notes to the unaudited consolidated financial statements

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit (unaudited)
(expressed in Canadian dollars)

	For the three months ended February 28
	2006		2005

Class A preference shares
Balance at the beginning of the period	30,262	$30,262	30,262	$30,262

Balance at the end of the period	30,262	$30,262	30,262	$30,262

Class B preference shares
Balance at the beginning of the period	341,240	$11,412,208	57,711	$2,163,622
Accretion of discount on Class B preference shares — Series 1	—	—	—	33,439
Accretion of discount on Class B preference shares — Series 2	—	202,505	—	—

Balance at the end of the period	341,240	$11,614,713	57,711	$2,197,061

Common shares
Balance at the beginning of the period	30,367,309	$22,832,892	27,488,074	$20,033,931
Shares Issued to CHI Systems shareholders (note 5)	1,067,975	865,060	—	—

Balance at the end of the period	31,435,284	$23,697,952	27,488,074	$20,033,931

Warrants
Balance at the beginning of the period	13,788,365	$5,207,234	1,393,301	$661,575

Balance at the end of the period	13,788,365	$5,207,234	1,393,301	$661,575

Additional paid-in capital
Balance at the beginning of the period		$4,743,012		$941,968
Stock-based compensation		29,094		2,524

Balance at the end of the period		$4,772,106		$944,492

Accumulated deficit
Balance at the beginning of the period		$(24,446,827)		$(14,196,847)
Accretion of discount on Class B preference shares — Series 1		—		(33,439)
Accretion of discount on Class B preference shares — Series 2		(202,505)		—
Net earnings (loss) for the period		(1,494,320)		(219,591)

Balance at the end of the period		$(26,143,652)		$(14,449,877)

Accumulated other comprehensive income
Foreign currency translation adjustment
Mapcon Mapping
Balance at the beginning of the period		$27,506		$—
Adjustment for the period		5,535		—

Balance at the end of the period		33,041		—

CHI Systems
Balance at the beginning of the period		—		—
Adjustment for the period		20,428		—

Balance at the end of the period		20,428		—

Balance at the end of the period		$53,469		$—

Total stockholders’ equity		$19,232,084		$9,417,444

See accompanying notes to the unaudited consolidated financial statements

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Cash Flows (unaudited)
(expressed in Canadian dollars)

	For the three months ended February 28
	2006	2005

Cash flows provided by operating activities
Loss for the period	$(1,494,320)	$(219,591)
Items not affecting cash
Depreciation and amortization	215,959	84,670
Stock-based compensation	29,094	2,524
Deferred income taxes	(14,906)	(238,365)

Changes in non-cash working capital items
Accounts receivable	4,246,059	980,286
Inventory	(109,306)	(213,127)
Prepaid expenses and deposits	82,913	(297,321)
Accounts payable and accrued liabilities	(2,078,656)	(765,414)
Income taxes payable	(167,413)	—
Unearned revenue	288,978	(5,520)

	998,402	(671,858)

Cash flows provided by (used in) financing activities
Proceeds from operating line of credit	—	548,394
Class B preference share dividend paid	—	(86,566)

	—	461,828

Cash flows used in investing activities
Purchase of CHI Systems, net of acquired cash	(9,143,191)	—
Increase in marketable securities	(287,950)	—
Decrease in restricted cash	221,264	—
Additions to plant and equipment	(55,128)	(27,424)
Additions to intangible and other assets	(46,282)	(13,583)
Additions to goodwill on acquisition of Mapcon Mapping	(264)	—

	(9,311,551)	(41,007)

Effect of exchange rate changes on cash and cash equivalents	46,098	—

Decrease in cash and cash equivalents	(8,267,051)	(251,037)

Cash and cash equivalents — beginning of period	9,599,801	251,037

Cash and cash equivalents — end of period	$1,332,750	$—

See accompanying notes to the unaudited consolidated financial statements

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
1)	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management and include the accounts of Offshore Systems International Ltd. (“OSI”) and its subsidiaries, collectively referred to as the Company. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and all amounts herein have been expressed in Canadian dollars unless otherwise noted. These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required for compliance with U.S. GAAP for annual financial statements applied on a consistent basis. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as disclosed in note 21.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.

2)	Nature of Operations

OSI designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. Collectively, OSI and its subsidiaries are referred to as the Company. OSI conducts its operations through three business units — International Systems Operations, U.S. Systems Operations and Mapping. The Company’s International Systems and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit (formally the Geomatics business unit) provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3)	Adoption of Accounting Policies

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123(R)”) a revision to SFAS 123. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method.

Prior to December 1, 2005, the Company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (“APBO”) No. 25, “Accounting for Stock Issued to Employees” (“APBO 25”) and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation (“SFAS 123”). The Company did not recognize stock-based compensation costs in its statement of operations for periods prior to December 1, 2005, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
Effective December 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. Under this transition method, stock-based compensation cost recognized in the first three months of 2006 includes (a) compensation costs for all unvested stock-based awards based on the grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro forma basis, and (b) compensation cost for all stock-based awards granted subsequent to December 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) .

As a result of adopting SFAS 123(R) on December 1, 2005, the Company’s loss from operations, loss before income taxes and net loss for the period ended February 28, 2006 increased by $7,970.

4)	Accounting Changes
a)	Recent pronouncements
In May 2005 the Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The adoption of SFAS 154 will not have a material impact on the Company’s consolidated financial statements.

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instruments. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. The adoption of SFAS 155 will not have a material impact on the Company’s consolidated financial statements.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 156, Accounting for Servicing of Financial Assets. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The adoption of SFAS 156 will not have a material impact on the Company’s consolidated financial statements.
b)	Change in revenue and reporting segments
Beginning in the first quarter of 2006, the Company will report consolidated revenue as Marine systems, Land and air systems, and Mapping. These were previously reported as Software, Geomatics, Systems and software components, and Other. Segmented results will now be reported as International Systems operations, U.S. Systems operations, and Mapping. These were previously reported as Navigation systems, Applications, and Geomatics. Navigation systems and Applications are now combined as International Systems and Geomatics has been renamed as Mapping. Prior period revenue has been restated to conform to the new reporting categories.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
5)	Acquisitions
a)	CHI Systems Inc.
On December 14, 2005, the Company acquired CHI Systems Inc., a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $10,250,162 (approximately US $9,000,000) for 100% of the outstanding shares of CHI Systems, of which approximately $9,385,000 (approximately US $8,101,780) was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. The results of CHI’s operations have been included in the consolidated financial statements commencing December 14, 2005.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at December 14, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at December 14, 2005. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and the final allocation may be subject to refinement in the next nine months.

Assets
Current assets	$2,373,595
Plant and equipment	259,257
Intangible and other assets	432,413
Goodwill	8,684,157

Total assets acquired	$11,749,422

Liabilities
Current liabilities not including deferred tax liabilities	824,793
Deferred tax liabilities	190,055

Total liabilities assumed	$1,014,848

Net assets acquired (cash and common share consideration)	$10,250,162
Direct acquisition costs incurred by the Company	484,412

Total acquisition costs	10,734,574

Less fair value of net identifiable assets acquired	2,050,417

Goodwill	$8,684,157

Cash of acquired operations	$722,999

The fair value of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to CHI Systems resulting in foreign currency revaluation at each reporting date.

The following table presents details of the purchased intangible assets:

	Estimated useful life	Amount

Patents	5 years	$149,903
Customer contracts	2 to 24 months	155,669
Customer relationships	1 to 3 years	126,841

Total intangible assets		$432,413

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
The pro forma Offshore Systems International consolidated operating results assuming the acquisition of CHI Systems had occurred as of December 1, 2004 are as follows:

	For the three months ended February 28
	2006	2005

Revenue	$4,665,147	$5,518,225
Loss	$(1,464,857)	$(311,606)
Loss per share — basic	$(0.05)	$(0.01)
Loss per share — diluted	$(0.05)	$(0.01)
b)	Mapcon Mapping Consultants Inc.
On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for cash consideration of $1,347,382 (US$1,113,907). The acquisition was effective April 1, 2005. Mapcon Mapping is a privately-held land mapping company in the U.S. digital production market. The results of Mapcon Mapping’s operations have been included in the consolidated financial statements commencing April 1, 2005.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at April 1, 2005. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and the final allocation may be subject to refinement in the next four months. The purchase price is subject to certain adjustments related to working capital and the achievement of a minimum level of sales bookings against a specific contract.

Assets
Current assets	$819,568
Equipment	208,791
Deferred tax assets — current	185,247
Intangible assets	350,784
Goodwill	484,966

Total assets acquired	2,049,356

Liabilities
Current liabilities not including deferred tax liabilities	198,166
Deferred tax liabilities — current	271,168
Deferred tax liabilities — long term	73,184

Total liabilities assumed	$542,518

Net assets acquired (cash consideration)	$1,347,382

Direct acquisition costs incurred by the Company	159,456

Total acquisition costs	1,506,838

Less fair value of net identifiable assets acquired	1,021,872

Goodwill	$484,966

Cash of acquired operations	$270,214

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
The fair values of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to Mapcon Mapping resulting in foreign currency revaluation at each reporting date.

The following table presents details of the purchased intangible assets:

	Estimated useful life	Amount

Customer contract	16 months	$157,248
Customer relationships	4 to 10 years	193,536

Total intangible assets		$350,784

6)	Marketable Securities

Marketable securities consist of municipal obligations carried at fair value and classified as available for sale.

7)	Restricted Cash

Restricted cash consists of cash pledged with a bank as collateral for bid bonds. The restricted cash is held in an interest-bearing bank account. There was no restricted cash at February 28, 2006.

8)	Accounts Receivable

	February 28	November 30
	2006	2005

Trade	$5,057,722	$7,265,224
Unbilled revenue	2,796,075	2,993,588
Technology Partnerships Canada contribution (note 15)	266,401	729,909
Other	67,916	56,072
Allowance for doubtful accounts	(14,318)	(42,323)

	$8,173,796	$11,002,470

9)	Inventory

	February 28	November 30
	2006	2005

Materials and components	$1,170,941	$1,094,634
Finished Goods	32,999	—

	$1,203,940	$1,094,634

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
10)	Plant and Equipment

February 28, 2006
		Accumulated
	Cost	amortization	Net amount

Equipment	$5,058,430	4,037,483	$1,020,947
Vehicle	10,627	1,720	8,907
Furniture and fixtures	654,550	505,625	148,925
Leasehold improvements	335,625	267,377	68,248

	$6,059,232	4,812,205	$1,247,027

	November 30, 2005
		Accumulated
	Cost	amortization	Net amount

Equipment	$4,174,286	$3,235,158	$939,128
Vehicle	10,771	1,240	9,531
Furniture and fixtures	139,946	106,993	32,953
Leasehold improvements	234,175	200,730	33,445

	$4,559,178	$3,544,121	$1,015,057

11)	Intangible and Other Assets

February 28, 2006
		Accumulated
	Cost	amortization	Net amount

Computer software	$1,235,530	$762,200	$473,330
Customer contracts	305,403	137,856	167,547
Customer relationships	311,128	49,329	261,800
Licenses and patents	249,235	82,701	166,534

	$2,101,296	$1,032,086	$1,069,210

November 30, 2005
		Accumulated
	Cost	amortization	Net amount

Computer software	$1,191,543	$721,273	$470,270
Customer contracts	154,395	78,406	75,989
Customer relationships	189,598	19,335	170,263
Licenses and patents	57,267	40,877	16,390

	$1,592,803	$859,891	$732,912

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
12)	Accounts Payable and Accrued Liabilities

	February 28, 2006	November 30, 2005

Trade	$1,004,659	2,210,994
Accrued employee compensation	999,430	635,638
Accrued employee benefits and payroll deductions	43,249	398,319
Accrued royalties (note 15)	66,744	297,421
Other accrued liabilities	566,005	377,162

	$2,680,087	$3,919,534

13)	Credit Facilities

In March 2005, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at February 28, 2006 was 5.25% (2005 — 4.25%). The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. As of February 28, 2006, letters of credit, relating principally to customer contracts, amounting to U.S. $nil (2005 — $nil) and to Australian $nil (2005 — $283,886) have been issued. The Company utilizes letters of credit to back certain performance obligations with its customers.

The maximum amount(s) available to the Company under the operating line is $2,000,000 and under the foreign exchange forward contract facility are US$2,000,000 (2005 — US$2,000,000) and Australian $nil (2005 — Australian $2,750,000). The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements, from each of Offshore Systems Ltd., Mapcon Mapping Ltd. and Mapcon Mapping Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. As at February 28, 2006, the Company had not drawn on its foreign exchange contract facility.

14)	Capital Stock
a)	Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which:
10,000,000 shares are designated Series A voting non-cumulative, retractable, convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series, of which:
10,000,000 shares are designated Series 1 voting, cumulative, convertible shares at a ratio of 1:45.5, 6% preference shares, and
10,000,000 are designated Series 2 voting, cumulative, convertible shares at a ratio of 1:58.82, 7% preference shares
Unlimited Class C preference shares without par value, issuable in series Unlimited common shares without par value
b)	Class A preference shares
The Company has 30,262 (November 30, 2005 — 30,262) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
c)	Class B preference shares

	For the three months ended		For the year ended
	February 28, 2006		November 30, 2005
	Number of Class B		Number of Class B
	preference shares	Amount	preference shares	Amount

Balance — beginning of period	341,240	$11,412,208	368,640	$12,118,306
Accretion of discount — Series 2	—	202,505	—	219,661
Converted to common shares	—	—	(27,400)	(925,759)

Balance — end of period	341,240	$11,614,713	341,240	$11,412,208

On April 11, 2005, the Company completed a private placement consisting of 19,500 units for total gross proceeds of $19,500,195. The issue price was $1,000.01 per unit. Each unit consist of 20 voting Class B preference shares Series 2 (“Preference Shares”) and 588 share purchase warrants (“Warrants”). The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each Preference Share is convertible at the option of the holder at any time into 58.8235 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each Preference Share by the conversion price of $0.85. Each Warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years. Fees for advisory, investment banking and legal and other professional services in connection with this private placement were paid in the amount of $2,418,363 and 929,064 warrants were issued to an investment bank and related party (note 15) in connection with the private placement. The fair value of the finder’s fee warrants was estimated to be $0.47 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

The gross proceeds of $19,500,195 were allocated between the Preference Shares and Warrants based on their relative fair value at the date of issuance. The $20,161,770 fair value of the Preference Shares has been estimated based on the fair value of the underlying common shares. The $5,207,039 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.88%, (ii) expected volatility of 59%, (iii) an estimated life of five years and (iv) an expected dividend rate of 0%. The Company has recorded a beneficial conversion feature of $4,796,649 as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The Preference Share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the Warrants. This resulted in an accretion of $524,283 to accumulated deficit for year ended November 30, 2005.

Each Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. The Company has the right to require the shareholders of the Preference Shares to convert each such share into 58.8235 common shares if (i) at any time after 13 months following the issuance of the Preference Shares, the closing trade price of the Company’s common shares exceeds $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its common shares for more than $40,000,000 at a price per common share greater than $1.70. The Preference Shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% of the original issue price. The Preference Shares are not subject to any right of redemption at the option of the holder.

During the fiscal year 2005, 48,760 Preference Shares were converted into 2,868,235 common shares with an aggregate fair market value of $2,776,782. The Preference Shares were reduced by, $1,615,932, the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $599,704 from additional paid in capital. The conversion resulted in an increase of $561,145 to deficit.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
d)	Issued and outstanding common shares

	For the three months ended		For the year ended
	February 28, 2006		November 30, 2005
	Number of common		Number of
	shares	Amount	common shares	Amount

Balance — beginning of period	30,367,309	$22,832,892	28,745,536	$21,330,449
Issued during the period:
Shares issued (note 5(a))	1,067,975	865,060	—	—
Exercise of stock options	—	—	10,000	7,500
Class B preference shares — Series 2 converted	—	—	1,611,773	1,494,943

Balance — end of period	31,435,284	$23,697,952	30,367,309	$22,832,892

e)	Warrants

	For the three months ended		For the year ended
	February 28, 2006		November 30, 2005
	Number of warrants	Amount	Number of warrants	Amount

Balance — beginning of period	13,788,365	$5,207,234	13,788,365	$5,206,844

Balance — end of period	13,788,365	$5,207,234	13,788,365	$5,207,234

f)	Stock option plans

The Company has established three stock option plans under which stock options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,364,494 are available for future granting. The exercise price of stock options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that stock options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Stock options granted to directors and management vest over periods ranging from immediately to five years and stock options granted to employees vest one year after the date granted.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 28, 2006 and February 28, 2005
(expressed in Canadian dollars)
A summary of the status of the Company’s stock option plans at February 28, 2006 is as follows:

		Weighted average
	Number of shares	exercise price

Outstanding — beginning of period	3,674,417	$0.96
Granted	25,000	0.87
Forfeited	(129,000)	0.92
Expired	(33,333)	1.20

Outstanding — end of period	3,537,084	$0.96

Exercisable — end of period	3,341,084	$0.95

A summary of the Company’s stock options outstanding and exercisable at February 28, 2006 is as follows:

	Stock options outstanding			Stock options exercisable
	Number outstanding	Weighted average		Number exercisable
Range of	at February 28,	remaining	Weighted average	at February 28,	Weighted average
exercise prices	2006	contractual life	exercise price	2006	exercise price

$0.75 — $1.12	2,997,416	3.86 years	$0.92	2,947,416	$0.92
$1.13 — $1.20	539,668	1.08 years	$1.14	393,668	$1.14

$0.75 — $1.20	3,537,084	3.44 years	$0.96	3,341,084	$0.95

Stock-based compensation

For the three months ended February 28, 2006, the Company incurred non-cash stock-based compensation expense of $29,094, related to total of 332,250 stock options granted to the end of February 28, 2006. (three months ended February 28, 2005 — $2,524). The expense was included in general and administrative costs and was recorded in additional paid-in capital. Of the $29,094, $10,708 relates to the 25,000 stock options granted during the quarter ended February 28, 2006.

The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant period:

	2006	2005

Risk-free interest rate	2.98%	2.20%
Volatility	54%	58%
Estimated average stock option lives	5 years	3 years
Dividend yield	0.0%	0.0%
Shareholder rights plan

On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies. On March 12, 2004, the Board of Directors carried a resolution regarding the continued existence of the Rights Plan, subject to receipt of shareholder approval, for an additional three year period. The continued existence of the Rights Plan was approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on April 22, 2004.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2006 and February 28, 2005 (expressed in Canadian dollars)	U.S. GAAP
The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid for the Company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.

g)	Loss per share

	For the three months ended February 28
	2006	2005

Net loss for the period	$(1,494,320)	$(219,591)
Less: Class B preference share dividends	—	76,722
Accretion of discount on Class B preference shares — Series 2	(202,505)	—

Loss available to common shareholders	$(1,696,825)	$(296,313)

Weighted average number of common shares outstanding	31,269,155	27,488,074

Basic loss per share	$(0.05)	$(0.01)

Diluted loss per share
Net loss for the period	$(1,494,320)	$(219,591)
Less: Class B preference share dividends	—	76,722
Accretion of discount on Class B preference shares — Series 2	(202,505)	—

Loss available to common shareholders	$(1,696,825)	$(296,313)

Weighted average number of common shares outstanding	31,269,155	27,488,074

Diluted loss per share	$(0.05)	$(0.01)

15)	Technology Partnerships Canada

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. For the three months ended February 28, 2006, the Company claimed $257,862 under the agreement. Accounts receivable at February 28, 2006 include $266,401 of amounts receivable from TPC in connection with these claims (November 2005 — $729,909).

The Company is required to pay a royalty of 3% on annual gross revenue the Company’s subsidiary, Offshore

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2006 and February 28, 2005 (expressed in Canadian dollars)	U.S. GAAP
Systems Ltd., for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $1,306,799 to February 28, 2006 (to November 30, 2005 — $1,241,154) and has accrued royalties of $47,067 for the three months ended February 28, 2006 (three months ended February 28, 2005 — $53,823). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

In addition, the Company is required to pay a royalty of 1.4% on annual gross revenue in the Company’s subsidiary, Offshore Systems Ltd., for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue in the Company’s subsidiary, Offshore Systems Ltd., for the period January 1, 2009 to December 31, 2013. The company has accrued royalties of $18,578 for the three months ended February 28, 2006 (three months ended February 28, 2005 — $nil). Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.

During the year ended November 30, 2005, the Company was subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $128,284 recognized in the year ended November 30, 2005 as a reduction in TPC contributions. The royalty audit is currently in process. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.

TPC royalties paid and accrued are as follows:

	For the three months ended February 28
	2006	2005

Royalties paid	$296,322	$311,851

Accrued royalties — current	$65,645	$54,691

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

16)	Contingency

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd., and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at February 28, 2006 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.

17)	Related Party Transactions

On April 11, 2005, E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing (note 14(c)). In consideration for his services, the Company paid him compensation of $815,908 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $145,940 for professional services provided during the year ended November 30, 2005 and to be provided to April 2006. For the three months ended February 28, 2006 $24,189 was charged to expenses.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2006 and February 28, 2005 (expressed in Canadian dollars)	U.S. GAAP
On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by a law firm in which he has an interest was elected to the Company’s Board of Directors. Fees paid to this law firm for services Mr. Shields provided to the Company during the three months ended February 28, 2006 totaled $116,160.

18)	Income Taxes

The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business.

The effective rate used to record income tax expense for the three months ended February 28, 2006 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized and, also, items not deductible for income tax purposes. The change in effective tax rate from 2005 to 2006 was due primarily to the effect of the change in valuation allowance.

At February 28, 2006, the Company adjusted its valuation allowance against deferred tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those deferred tax assets for which there is uncertainty of future realization.

Earnings before income taxes consisted of the following:

	For the three months ended February 28
	2006	2005

Income tax recovery	$(11,527)	$(238,365)

Effective tax rate	0.0%	52.0%

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2006 and February 28, 2005 (expressed in Canadian dollars)	U.S. GAAP
19)	Segmented Information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 3 of the Company’s audited consolidated annual financial statements for the year ended November 30, 2005 prepared in accordance with U.S. GAAP. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	Three months ended February 28, 2006
	International Systems	U.S. Systems		Corporate & Public Company
	Operations	Operations	Mapcon	Costs	Total

Revenue	$1,478,943	$2,126,731	$616,944	$—	$4,222,618
Gross profit	783,144	486,560	117,483	—	1,387,187
Technology Partnerships Canada — net	177,631	—	—	—	177,631
Interest expense	—	—	—	6,952	6,952
Income tax recovery	—	(3,885)	(7,642)	—	(11,527)
Net loss	(452,644)	(22,153)	(330,455)	(689,068)	(1,494,320)
Plant and equipment expenditures	18,229	6,724	27,729	2,446	55,128
Intangibles and other asset expenditures	37,603	12,266	(3,587)	—	46,282
Depreciation and amortization	54,627	82,718	78,614	—	215,959

	Three months ended February 28, 2005
	International Systems	U.S. Systems		Corporate & Public Company
	Operations	Operations	Mapcon	Costs	Total

Revenue	$1,952,283	$—	$307,580	$—	$2,259,863
Gross profit	1,208,100	—	24,008	—	1,232,108
Technology Partnerships Canada — net	210,826	—	—	—	210,826
Interest expense	5,623	—	1,485	5,608	12,716
Income tax recovery	(214,110)	—	(24,255)	—	(238,365)
Net earnings (loss)	587,378	—	(142,894)	(664,075)	(219,591)
Plant and equipment expenditures	27,424	—	—	—	27,424
Intangibles and other asset expenditures	11,561	—	2,022	—	13,583
Depreciation and amortization	51,988	—	30,702	1,980	84,670
          Total assets employed:

	International Systems	U.S. Systems
	Operations	Operations	Mapcon	Total

As at February 28, 2006	$8,028,382	11,648,300	3,567,748	$23,244,430
As at November 30, 2005	20,605,152	—	4,166,629	24,771,781

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2006 and February 28, 2005 (expressed in Canadian dollars)	U.S. GAAP
          Segment revenues by category for the three months ended February 28 are as follows:

		Three months ended February 28, 2006
	International Systems	U.S. Systems
	Operations	Operations	Mapcon	Total

Marine systems	$1,478,943	—	—	$1,478,943
Land and air systems	—	2,126,731	—	2,126,731
Mapping	—	—	616,944	616,944

Total	$1,478,943	2,126,731	616,944	$4,222,618

	Three months ended February 28, 2005
	International Systems	U.S. Systems
	Operations	Operations	Mapcon	Total

Marine systems	$1,952,277	—	—	$1,952,277
Land and air systems	—	—	—	—
Mapping	—	—	307,586	307,586

Total	$1,952,277	—	307,586	$2,259,863

          Geographically, revenues reported are based on the location of the Company’s customers as follows:

	Three months ended February 28
	2006	2005

Europe	$195,600	$1,627,000
Australia/New Zealand	440,605	311,894
United States	2,650,294	200,713
Canada	936,119	120,256

Total	$4,222,618	$2,559,863

          Geographically, plant and equipment are reported based on location.

	February 28	November 30
	2006	2005

Canada	$948,890	$954,418
United States	298,137	60,639

	$1,247,027	$1,015,057

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2006 and February 28, 2005 (expressed in Canadian dollars)	U.S. GAAP
20)	Financial Instruments

Fluctuations in foreign currency exchange rates

The Company enters into transactions denominated in Canadian dollars, U.S. dollars, Australian dollars, British Pounds, Danish kroners and euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.

The Company uses foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At February 28, 2006, the Company had foreign exchange forward contracts maturing in the following year to sell US $nil (2005 — $nil), Australian $nil (2005 — Australian $2,750,000), and €nil (2005 — €nil).

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at February 28, 2006. The fair value of the above derivative financial instruments was an unrecorded liability of $nil at February 28, 2006 (November 30, 2005 — $nil).

21)	Reconciliation of Generally Accepted Accounting Principles

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian GAAP, except for the differences below as follows:

(a) Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Under U.S. GAAP, the Company accounts for stock based compensation to employees and directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.

(b) Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal years 2003 and 2005 the Company recorded beneficial conversion features of $668,785 and $4,796,649, respectively, on the issuance of Class B preference shares Series 1 and 2, respectively, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $ nil and $202,505, respectively, to deficit for the three months ended February 28, 2006 (for the quarter ended February 28, 2005 — $nil and $33,439).

(c) Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2006 and February 28, 2005 (expressed in Canadian dollars)	U.S. GAAP
into income. With respect to the ineffective portion of derivative’s changes in fair value, the Company did not have a foreign exchange gain or loss amounts for the three months ended February 28, 2006 under U.S. GAAP which has not been recorded under Canadian GAAP.

(d) Under Canadian GAAP, the Company was not required to record stock-based compensation for stock options granted to third parties prior to December 1, 2001. Under U.S. GAAP, the Company is required to record stock-based compensation for stock options granted to third parties based on the fair value method as required by SFAS 123 retroactive for all prior periods. As a result, these stock-based compensation transactions result in differences when compared to the same balances as previously reported under Canadian GAAP.

(e) For Canadian GAAP financial statement purposes, the Company’s 30,262 (November 30, 2005 — 30,262) Class A preference shares have been presented at a nominal value. For U.S. GAAP financial statement purposes, these shares have been presented at a value of $30,362.

(f) For Canadian GAAP financial statement purposes, the Company has recorded a cumulative translation adjustment of $53,469 which is a separate component of shareholders’ equity. For U.S. GAAP purposes changes in the cumulative translation adjustment are included as a component of accumulated other comprehensive income.

(g) If Canadian GAAP were followed:
i)	the effect on the Consolidated Statements of Earnings (Loss) would be:

	Three months ended February 28
	2006	2005

Loss for the period, U.S. GAAP	$(1,494,320)	$(219,591)
Adjustment for stock-based compensation (a),(d)	—	(23,645)

Loss for the period, Canadian GAAP	$(1,494,320)	$(243,236)

Basic loss per common share, Canadian GAAP	$(0.05)	$(0.01)
Diluted loss per common share, Canadian GAAP	$(0.05)	$(0.01)
Weighted average number of common shares — basic, Canadian GAAP	31,269,155	27,488,074
Weighted average number of common shares — diluted, Canadian GAAP	31,269,155	27,488,074
ii)	Balance Sheet items which would differ under Canadian GAAP are as follows:

	February 28	November 30
	2006	2005

Common shares (d)	22,676,346	21,811,286
Class B preference shares — Series 2 (b)	10,226,350	10,912,177
Additional paid in capital (a), (b)	454,125	299,929
Accumulated deficit (a), (b), (c), (d)	(19,415,702)	(18,481,837)
Cumulative translation adjustment (f)	$53,469	$27,506

Form 52-109FM2 — Certification of Interim Filings
I, Ken Kirkpatrick, President and Chief Executive Officer of Offshore Systems International Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Offshore Systems International Ltd., (the “issuer”) for the interim period ending February 28, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: April 11, 2006
/s/ “Ken Kirkpatrick “
Ken Kirkpatrick
President and Chief Executive Officer

Form 52-109FM2 — Certification of Interim Filings
I, John T. Sentjens, Vice President Finance of Offshore Systems International Ltd., certify that:
5.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Offshore Systems International Ltd., (the “issuer”) for the interim period ending February 28, 2006;

6.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

7.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

8.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: April 11, 2006
/s/ “John T. Sentjens “
John T. Sentjens
Vice President Finance

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”
Title: President & CEO

Date: April 13, 2006